

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Gao Ren
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County, Heilongjiang Province
People's Republic of China

> **Re:** **China Linen Textile Industry, Ltd.**
> **Form 20-F/A for the year ended December 31, 2008**
> **Filed June 25, 2010**
> **File No. 0-51625**

Dear Mr. Ren:

We have reviewed your response letter dated July 9, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F/A for the Year Ended December 31, 2008 filed June 25, 2010

1. We note your response to comment three from our letter dated July 1, 2010. Our purpose in requesting a statement of shareholders' equity for Bright for periods prior to the reverse merger was to assist us in understanding how you determined China Linen's statement of shareholders' equity for the year ended December 31, 2007 as seen in this amended Form 20-F. We assume that the December 31, 2007 equity balances for Bright as presented in your response, adjusted for the recapitalization, do not correspond to the December 31, 2007 equity balances presented within this amended Form 20-F because Bright did not acquire Lanxi Sunrise until 2008. Therefore, please explain to us how you determined China Linen's statement of shareholders' equity for the year ended December 31, 2007. Since we assume that the balances presented reflect the balances of Bright's predecessor, Lanxi Sunrise, please include a statement of shareholders' equity for Lanxi Sunrise for the year ended December 31, 2007 in your response, and explain how the

balances in Lanxi Sunrise's statement of shareholders' equity correspond to the balances seen for China Linen in this amended Form 20-F.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief